Filed by Pivotal Holdings Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Swvl Inc.

Date: August 26, 2021

On August 26, 2021, Swvl Inc. issued the following news release.

SWVL COMPLETES PRE-FUNDING OF $35.5 MILLION OF PIPE TO ACCELERATE GROWTH STRATEGY

Strategic and financial investors, including Agility and Chimera Abu Dhabi, have pre-funded a significant portion of upsized $100 million PIPE raised in connection with Swvl’s proposed $1.5bn business combination with Queens Gambit Growth Capital

Proceeds to accelerate Swvl’s expansion in current and new markets, including launches in Europe, LATAM and APAC

DUBAI – August 26, 2021 – Swvl Inc. (“Swvl” or the “Company”), a Dubai-based provider of transformative mass transit and shared mobility solutions, today announced that several investors, including Agility and Chimera Abu Dhabi, have completed the pre-funding of $35.5 million of the aggregate PIPE subscription raised in connection with the Company’s proposed business combination with Queens Gambit Growth Capital (NASDAQ: GMBT).

Swvl is executing a comprehensive growth strategy with the goal of realizing approximately $1bn of annual gross revenue and expansion to more than 30 cities in more than 20 countries by 2025. The proceeds raised through the pre-funding transaction are expected to accelerate those expansion efforts and to further Swvl’s investment in its proprietary technology platform.

Mostafa Kandil, Swvl Founder and CEO, said, “We greatly appreciate that many highly regarded global investors have clear confidence in our growth strategy. With this immediate infusion of growth capital, we are even better positioned to bring our transformative daily commuting, inter-city retail travel and TaaS offerings to new markets. Each and every day we are advancing our mission to reinvent the $1 trillion mass transit industry with tech-enabled solutions.”

Tarek Sultan, Vice Chairman of Agility, added, “We have already witnessed the disruptive power of Swvl’s parallel mass transit platform in many of our largest markets. After getting to know their team better over the past few months, we have full confidence in their ability to solve complex mobility challenges. We are excited to accelerate Swvl’s global expansion with this funding, and look forward to exploring compelling opportunities for strategic and operational collaboration moving forward.”

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE have purchased exchangeable notes of Swvl. At the closing of Swvl’s business combination with Queen’s Gambit Growth Capital, each exchangeable note will be automatically exchanged for shares of the combined company at an exchange price of US$8.50 per share. Upon the issuance of the exchangeable notes, the amount of each note investor’s subscription in the PIPE was reduced by the purchase price of such investor’s exchangeable note.

Youssef Salem, Swvl CFO, said, “This pre-funding creates significant value for all Swvl’s shareholders as Swvl deploys this capital into strategic and accretive expansions with high return on capital and upside to Swvl’s current business plan.”

Swvl recently announced that it has entered into a definitive agreement to acquire a controlling interest in Shotl, a Barcelona-based mass transit platform that partners with municipalities and corporations to provide on-demand bus and van services across Europe, APAC, and LATAM. The acquisition will facilitate Swvl’s entry into Europe more than one year ahead of schedule. Further, Swvl intends to utilize the pre-funded PIPE proceeds to expedite the availability of its transformative mass transit solutions in other emerging market cities across Africa, Asia and the Middle East.

About Swvl

Swvl is a global tech startup based in Dubai that provides a semi-private alternative to public transportation for individuals who cannot afford or access private options. The Company has built a parallel mass transit system offering intercity, intracity, B2B and B2G transportation in 10 megacities across Africa, Asia, and the Middle East. Swvl’s tech-enabled offerings make mobility safer, more efficient and environmentally friendly, while still ensuring that it is accessible and affordable for everyone. Customers can book their rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries.

For additional information about Swvl, please visit www.swvl.com.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit Growth Capital (“Queen’s Gambit”) will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com